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                                                        For Further Information:
                                                                 Elaine Beckwith
FOR IMMEDIATE RELEASE                                    203-599-3910, ext. 2630


              ANALYSIS & TECHNOLOGY, INC. SELLS ITS GSS SUBSIDIARY
                 TO GE CAPITAL CORP. FOR $9.25 MILLION IN CASH


NORTH STONINGTON, CT, OCTOBER 31, 1995 - Analysis & Technology, Inc. (NASDAQ/SM:
AATI) announced today that it has sold its Groton, Connecticut-based subsidiary, General Systems Solutions, Inc. (GSS), to GE Capital Corporation. GSS's Navy business was transferred to Analysis & Technology, Inc. (A&T) prior to the sale, and its commercial business has been reclassified retroactively as a discontinued operation. Of the $9.25 million purchase price, approximately $8 million was paid to A&T. The balance was paid to minority shareholders.

A&T will accrue a loss provision associated with the sale of GSS in its second fiscal quarter ended September 30, 1995, although the sale was completed in the third quarter of fiscal 1996. As a result of the sale, the Company expects to book a one time, after-tax charge against earnings that will result in an overall loss for the quarter of approximately $.09 per share. Second quarter results will be announced later today.

Gary Bennett, president and chief executive officer of A&T said, "GSS would have required significant future investment by A&T to expand its On-Line Registration System (OLRS) into additional states. By selling GSS, A&T enhances its balance sheet by adding substantial cash and removing certain capitalized development costs. This sale frees up financial and management

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A&T Sells Its GSS Subsidiary
October 31, 1995
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resources to pursue other opportunities available to the Company in its core operations of information technologies, interactive multimedia systems, and engineering services. It also removes a past restraint on earnings due to expenditures for developing the OLRS business."

OLRS enables vehicle lease and rental companies, as well as car dealers, to register vehicles from personal computers in their offices, networked to GSS.

Working with clients, Analysis & Technology, Inc. provides technology-based solutions in engineering services, information technologies, and interactive multimedia systems.

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Editors: Released on Business Wire 10/31/95